SPECIAL MEETING OF SHAREHOLDERS

A Special Meeting of shareholders of the Old Westbury Funds, Inc. was held on February 2, 2004 at 3435 Stelzer Road, Columbus, Ohio 43219, to approve the following proposal:

Proposal 1: To elect the following four nominees as Directors of Old Westbury Funds, Inc, each of whom will serve until his or her successor is elected and qualified.

A majority of the outstanding voting shares of the Funds approved the Proposal by the following votes.

Eugene P. Beard
FOR: 141,237,228
AGAINST: 161,335
TOTAL: 141,398,563

Patricia L. Francy
FOR: 141,237,603
AGAINST: 160,960
TOTAL: 141,398,563

Robert M. Kaufman, Esq.
FOR: 141,237,228
AGAINST: 161,335
TOTAL: 141,398,563

John R. Whitmore
FOR: 141,229,119
AGAINST: 169,444
TOTAL: 141,398,563